Exhibit 99.1

Realm Therapeutics Announces Receipt of Nasdaq Listing Determination and Requests Hearing

MALVERN, PA., April 5, 2019  -- Realm Therapeutics plc (Nasdaq: RLM) (the “Company”) today announced that the Company received written notice from the Listing Qualifications Staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, based upon the Company’s recent Assets Disposal, the Staff believes the Company is a “shell company” (i.e., a non-operating entity) and, as such, the continued listing of American Depositary Shares (“ADSs”) representing the Company’s ordinary shares on Nasdaq is no longer warranted. The Staff cited Nasdaq Listing Rule 5101 as the basis for its determination.

The Company plans to timely request a hearing before the Nasdaq Hearings Panel (the “Panel”), which request will stay any suspension or delisting action by Nasdaq at least pending the ultimate outcome of the hearing. At the hearing, the Company will have the ability to present its plan to evidence compliance with all applicable requirements for listing on Nasdaq, and to request an extension within which to do so. Although the Company is taking steps to satisfy the applicable listing criteria, there can be no assurance that the Panel will grant the Company’s request for continued listing or that the Company will be able to evidence compliance with the applicable listing rules within any extension period that may be granted by the Panel.

About Realm Therapeutics

Realm Therapeutics is currently exploring strategic alternatives. The Investing Policy, which remains the strategic focus of the Directors, requires the Company to seek to invest in, partner with, acquire and/or be acquired by a company with meaningful development potential in the life sciences sector or with good overall business prospects. For more information on Realm Therapeutics, please visit www.realmtx.com.

Forward Looking Statements

Certain statements contained herein constitute forward-looking statements, including with respect to the outcome of any hearing in front of the Panel. These forward-looking statements reflect the Company’s judgment at the date of this announcement and are not intended to give any assurance as to future results. Except as required by Nasdaq or applicable law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any changes in the Company’s expectations about them or any changes in events, conditions or circumstances on which any such statement is based.

G-RLM

Contacts:

Realm Therapeutics plc

Alex Martin, Chief Executive Officer

Marella Thorell, Chief Financial Officer and Chief Operating Officer

Outside US:  +44 (0) 20 3727 1000

US:  +1 212 600 1902